

July 20, 2023

Dara Khosrowshahi
Chief Executive Officer and Director
Uber Technologies, Inc.
1515 3rd Street
San Francisco, CA 94158

      Re: Uber Technologies, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2022
            Filed February 21, 2023
            File No. 001-38902

Dear Dara Khosrowshahi:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 60

1.   We note one of the adjustments to your non-GAAP measure removes "certain legal, tax, and regulatory reserve changes and settlements." Please explain to us and quantify each component within this non-GAAP adjustment, including your basis for concluding each component of this adjustment is consistent with the Commission's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and Item 10(e) of Regulation S-K. With regards to your adjustment including "certain" reserve changes and settlements, please tell us how you determine which reserve changes and settlements are included and which are excluded.

Notes to Consolidated Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies
Revenue Recognition - Mobility and Delivery Agreements, page 86

2. We note your disclosure that modifications to your Delivery and Mobility arrangements in certain markets in 2020 and 2022 resulted in the recognition of revenue on a gross basis as a principal. With reference to ASC 606-10-50-5 and ASC 606-10-55-89 through 91, and to the extent material, please tell us your consideration of disclosing the amounts of revenues recognized on a gross basis as a principal and the amounts recognized on a net basis as an agent.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact James Giugliano at (202) 551-3319 or Adam Phippen at (202) 551-3336 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services